Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

June 2021

Aegon N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated June 3, 2021, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.
(Registrant)

Date: June 4, 2021	By /s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and
General Counsel

Aegon Annual General Meeting approves all resolutions

Aegon N.V.’s Annual General Meeting of Shareholders (AGM) today approved all resolutions on the agenda. These include adoption of the Annual Accounts for the financial year 2020 and a final dividend for 2020 of EUR 0.06 per common share, bringing Aegon’s total dividend for 2020 to EUR 0.12 per common share.

The AGM approved the proposal to reappoint Mr. Matt Rider as Chief Financial Officer and member of the Executive Board. Shareholders also approved the proposal to reappoint Mr. William Connelly, Ms. Dona Young and Mr. Mark Ellman as members of the Supervisory Board. Mr. Jack McGarry was appointed as a new member of the Supervisory Board.

The full details of the resolutions approved during the AGM can be found in the AGM archive on aegon.com.

About Aegon

Aegon’s roots go back more than 175 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com.

Contacts
Media relations	Investor relations
Dick Schiethart	Jan Willem Weidema

+31(0) 70 344 8821	+31(0) 70 344 8028
dick.schiethart@aegon.com	janwillem.weidema@aegon.com